FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Intersects Higher-Grade Mineralization within a New Zone Near Existing Infrastructure at Young-Davidson
Toronto, Ontario (May 14, 2024) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported new results from its underground exploration program at the Young-Davidson mine. Underground exploration drilling from the mid-mine intersected a new style of higher-grade gold mineralization in zones within the hanging wall of the Young-Davidson deposit.
These zones are located between 10 and up to 200 metres (“m”) south of existing infrastructure and Mineral Reserves and Resources, highlighting the upside potential with grades intersected well above the current Mineral Reserve grade of 2.31 grams per tonne of gold (“g/t Au”).
•Young-Davidson Hanging Wall Zones: high grade gold mineralization intersected within the hanging wall, in proximity to existing infrastructure and south of existing Mineral Reserves and Resources. This represents a new style of mineralization at Young-Davidson, hosted in hanging wall stratigraphy including a folded sequence of Timiskaming assemblage conglomerates and sediments. Gold mineralization is associated with 3-20% pyrite and occurs both as wide, low- to moderate-grade mineralization, and also within narrower, high-grade structures (Figures 1 and 2). New highlights include1:
•9620-Level Drilling1
•7.41 g/t Au over 22.00 m, including 15.84 g/t Au over 6.00 m (YMEX24-9620-143);
•19.94 g/t Au over 4.55 m (YMEX24-9620-147);
•21.86 g/t Au over 4.00 m (YMEX24-9620-147);
•5.24 g/t Au over 9.00 m (YMEX24-9620-147);
•9.07 g/t Au over 5.00 m (YMEX24-9620-137);
•4.70 g/t Au over 10.00 m (YMEX24-9620-143);
•17.55 g/t Au over 2.00 m (YMEX24-9620-142); and
•4.13 g/t Au over 8.31 m (YMEX24-9620-141).
•9500-Level Drilling1,2
•10.73 g/t Au over 15.55 m (YM23-9500-107A).

1 All reported composite intervals are core length and gold grades are reported as uncut. Based on initial review of core angles, true width is interpreted to be less than 50% of core length for some composites. Additional drilling and interpretation is ongoing to further define the geometry and extent of the mineralized zones.

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2 YM23-9500-107A was drilled as a BQ-diameter definition drillhole, which was extended into the hanging wall. This hole was assayed using whole core at the Young Davidson on-site assay lab (see QA/QC section of Press Release).
"Young-Davidson is a consistent, long-life operation with a long-track record of Mineral Reserve replacement having maintained at least a 13-year Mineral Reserve life since 2011. With the deposit open at depth and to the west, we expect this track record to continue well into the future as we extend gold mineralization within the Young-Davidson syenite. The new zones being discovered in the hanging wall highlight the significant exploration potential outside of the syenite. This is a new style of higher-grade mineralization, near our existing underground infrastructure, which has the potential to provide meaningful production upside,” said John A. McCluskey, President and Chief Executive Officer.
New highlight intercepts can be found in Tables 1 and 2, and in Figures 1 and 2 at the end of this news release.
2024 Exploration Drilling Program – Young Davidson
A total of $12 million has been budgeted for exploration at Young-Davidson in 2024, up from $8 million spent in 2023. This includes 21,600 m of underground exploration drilling, and 1,070 m of underground exploration development to extend drill platforms on multiple levels.
The majority of the ongoing underground exploration drilling program will focus on extending mineralization within the Young-Davidson syenite, which hosts the majority of Mineral Reserves and Resources. As part of the 2024 program, drilling was also planned to test gold mineralization in the hanging wall of the deposit where higher grades have been previously intersected.
As of May 1, 2024, two exploration drills completed 9,610 m in 26 holes from the 9220 West exploration drift, 9025 East footwall drift, 9305 East transfer, and the 9620 Hanging wall drift. Drilling from 9025, 9305, and 9220 west is targeting syenite-hosted mineralization. The 9620-level drilling is focused on testing for gold mineralization in the hanging wall sediments and mafic-ultramafic lithologies. Drilling from the 9025-level has also been successful at expanding gold mineralization within the syenite outside of current Mineral Reserves and Resources in the lower mine, in proximity to existing underground infrastructure.

Hanging Wall Gold Mineralization
An objective of the 2024 underground exploration drilling program is to test for gold mineralization in the hanging wall from a drill bay established on the 9620-level. This program is following up on gold mineralization that was intersected in surface drill holes completed between 2008 to 2010. These holes were collared south of Young-Davidson in the hanging wall, and drilled to the north, through the hanging wall. The surface holes were drilled to target the syenite-hosted mineralization, and as a result limited sampling was completed in the hanging wall lithologies at that time.
In addition, an underground definition drill hole completed from the 9500-level in the fourth quarter of 2023 intersected 10.73 g/t Au over 15.55 m (YM23-9500-107A) in a conglomerate, 93 m from the syenite-hosted Mineral Reserves and Resources. This definition hole had been extended into the hanging wall to test the potential for gold mineralization.
Following up on this intersection from the 9500-level definition drill hole (YM23-9500-107A), as well as underground mapping on the 9620-level, and the previous 2008-2010 surface drillhole intersections, underground exploration drilling commenced in the first quarter of 2024 from the 9620-level drill bay.

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To date, 13 holes totalling 4,591 m have been completed from the 9620-level. New highlights include:
•9620-Level
•7.41 g/t Au over 22.00 m, including 15.84 g/t Au over 6.00 m (YMEX24-9620-143);
•19.94 g/t Au over 4.55 m (YMEX24-9620-147);
•1.02 g/t Au over 101.00 m (YMEX24-9620-136);
•21.86 g/t Au over 4.00 m (YMEX24-9620-147);
•5.24 g/t Au over 9.00 m (YMEX24-9620-147);
•9.07 g/t Au over 5.00 m (YMEX24-9620-137);
•4.70 g/t Au over 10.00 m (YMEX24-9620-143);
•17.55 g/t Au over 2.00 m (YMEX24-9620-142);
•4.13 g/t Au over 8.31 m (YMEX24-9620-141); and
•1.75 g/t Au over 18.00 m (YMEX24-9620-144).
•9500-Level
•10.73 g/t Au over 15.55 m (YM23-9500-107A).

Drilling is now underway from a drilling pad established to the east of the initial drilling on the 9620-level to continue to test for gold mineralization in the hanging wall, with the objective of better defining the extent, geometry, and continuity of the high-grade mineralization. In addition, a core relogging and sampling program is expected to commence in the second quarter of 2024, with a focus on evaluating the historic surface drilling in the hanging wall that had undergone limited sampling.

Qualified Persons
Scott R.G. Parsons, P.Geo., FAusIMM, Alamos Gold’s Vice President, Exploration, has reviewed and approved the scientific and technical information contained in this news release. Scott R.G. Parsons is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Exploration programs at the Young Davidson Mine are directed and supervised by Niels Hendrikx, P.Geo., Geological Superintendent at the Young Davidson Mine. Niels Hendrikx is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Quality Assurance and Quality Control
Alamos Gold maintains an internal Quality Assurance / Quality Control (QA/QC) program at the Young Davidson Mine to ensure sampling and analysis of all exploration work is conducted in accordance with best practices.
Access to the Young Davidson Mine is controlled by security personnel. Drill core is logged and sampled at core logging facilities within the mine site under the supervision of a Qualified Geologist. A geologist marks the individual samples for analysis, and sample intervals, sample numbers, standards and blanks are entered into the database.

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Mine exploration core (NQ-diameter) is cut in half using an electric core saw equipped with a diamond tipped blade. One half of the core is placed into a plastic sample bag and sealed with zip ties in preparation for shipment. The other half of the core is returned to the core box and retained for future reference. The samples are placed in large heavy-duty nylon reinforced Fabrene bags, which are identified and sealed before being placed on pallets. The core samples are picked up at the mine site and mine samples are delivered to ALS laboratories, located in Timmins, Ontario.
Gold is analyzed by a 30 gram fire assay with an Atomic Absorption (AA) finish. Mine exploration samples greater than 8.0 g/t Au are re-analyzed using gravimetric finish methods. ALS is a certified laboratory and has an internal quality control (“QC”) program that includes insertion of reagent blanks, reference materials, and pulp duplicates.
The Corporation inserts QC samples (blanks and reference materials) at regular intervals to monitor laboratory performance.
Underground definition drill core (BQ-diameter) is assayed using whole core samples at the Young-Davidson Mine on-site laboratory. The laboratory has been operating since 2012 and has undergone regular external audits, most recently in 2022. The Young-Davidson laboratory maintains a rigorous assay quality control program including reagent blanks, insertion of reference materials, and pulp duplicates. Blanks and reference materials are inserted with underground definition drill core samples on a routine basis. Gold is analyzed by a 30 gram fire assay with an Atomic Absorption (AA) finish. Samples with fire assay grades greater than 8.0 g/t Au are re-analyzed using gravimetric finish methods. In addition, sample pulps are routinely submitted for check assays to an accredited commercial laboratory.
The Young-Davidson Mine QA/QC procedures described in detail in the January 25, 2017 Technical Report filed on SEDAR+ (www.sedarplus.ca).

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note
This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements in this news release other than statements of historical fact, which address events, results, outcomes, or developments that Alamos expects to occur are forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-

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looking terminology such as "expect", "plan", "estimate", “target”, “budget”, “prospective” “potential”, “opportunity”, “objective” or variations of such words and phrases and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms.
Such statements in this news release include, without limitation, statements with respect to planned exploration programs, focuses, strategies, drilling targets and work, potential for further exploration of certain areas, potential drilling results and related expectations, costs, budgets and expenditures, including with respect to the cost of development and production, project economics, gold price assumptions, potential mineralization, projected ore grades Mineral Reserves and Resources, mine life, expectations that the Company’s long track record of Reserve replacement will continue, ongoing extension of gold mineralization within the Young-Davidson syenite, sustaining capital and value of operations and other statements and information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.
Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.
Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
These factors and assumptions include, but are not limited to: the actual results of current exploration activities, conclusions of economic and geological evaluations, changes in project parameters as plans continue to be refined, operations may be exposed to illness, disease, epidemic or pandemic which may impact, among other things, the broader market; state and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico and other jurisdictions in which the Company does or may conduct business; the duration of regulatory responses to any illness, disease, epidemic or pandemic; changes in national and local government legislation, controls or regulations; failure to comply with environmental and health and safety laws and regulations; labour and contractor availability (and being able to secure the same on favourable terms); ability to sell or deliver gold doré bars; disruptions in the maintenance or provision of required infrastructure and information technology systems; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance); changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, and Mexican peso); the impact of inflation; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays in the development or updating of mine plans; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada or Mexico and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; the costs and timing of construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

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Note to U.S. Investors – Mineral Reserve and Resource Estimates
Unless otherwise indicated, all Mineral Resource and Mineral Reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.
Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.

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Table 1: Young-Davidson – Previously Unreleased Select Composite Intervals from
Underground Exploration Drilling on the 9620-Level.

Weighted average composite intervals greater than 30 g*m

All reported composite intervals are core length and gold grades are reported as uncut. Based on initial review of core angles, true width is interpreted to be less than 50% of core length for some composites. Additional drilling and interpretation is ongoing to further define the geometry and extent of the mineralized zones.
Gold composites are generated using a 1.2 g/t Au cut-off and include no more than 2.0 m of consecutive internal waste.
Note that the gold composite reported for drill hole YMEX24-9620-136 is generated using a 0.5 g/t Au cut-off and includes no more than 8.0 m of consecutive internal waste given the wide, lower-grade extent of gold mineralization.

Hole ID	Including	From (m)	To (m)	Core Length (m)	Au Uncut (g/t)	Vertical Depth from Surface (m)
YMEX24-9620-136		60.00	161.00	101.00	1.02	536
YMEX24-9620-137		178.00	183.00	5.00	9.07	605
YMEX24-9620-141		57.69	66.00	8.31	4.13	540
YMEX24-9620-142		247.00	249.00	2.00	17.55	660
YMEX24-9620-143		25.00	35.00	10.00	4.70	540
		41.00	63.00	22.00	7.41	555
	Including	41.00	47.00	6.00	15.84	555
YMEX24-9620-144		51.00	69.00	18.00	1.75	569
YMEX24-9620-147		17.00	26.00	9.00	5.24	533
		35.00	39.00	4.00	21.86	543
		184.50	189.05	4.55	19.94	645

Table 2: Young-Davidson – Previously Unreleased Select Composite Intervals from Underground Definition Drilling on the 9500-Level.

All reported composite intervals are core length and gold grades are reported as uncut. Based on initial review of core angles, true width is interpreted to be less than 50% of core length. Additional drilling and interpretation is ongoing to further define the geometry and extent of the mineralized zones.
The gold composite was generated using a 1.2 g/t Au cut-off and includes no more than 1.5 m of consecutive internal waste.
Definition drilling was completed with BQ-diameter core. This hole was assayed using whole core at the Young Davidson on-site assay lab.

Hole ID	From (m)	To (m)	Core Length (m)	Au Uncut (g/t)	Vertical Depth from Surface (m)
YM23-9500-107A	307.92	323.47	15.55	10.73	673

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Table 3: Underground Drill Holes, 9620 and 9500-Level; Azimuth, Dip, Drilled Length, and Collar Location (UTM NAD83).

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
YMEX24-9620-136	164.5	-9.5	699.0	523055	5310195	-368
YMEX24-9620-137	164.5	-29.5	234.0	523055	5310194	-369
YMEX24-9620-138	164.5	-42.0	273.0	523055	5310195	-369
YMEX24-9620-139	164.5	-54.5	315.0	523055	5310195	-369
YMEX24-9620-140	164.5	4.5	204.0	523055	5310194	-368
YMEX24-9620-141	178.5	-21.5	252.0	523054	5310195	-369
YMEX24-9620-142	178.5	-35.0	330.0	523054	5310195	-369
YMEX24-9620-143	178.5	-47.0	408.0	523054	5310195	-370
YMEX24-9620-144	178.5	-62.5	321.0	523054	5310195	-367
YMEX24-9620-145	192.5	-5.0	291.7	523054	5310195	-368
YMEX24-9620-146	192.5	-25.0	315.0	523053	5310195	-369
YMEX24-9620-147	192.5	-43.5	561.0	523053	5310195	-369
YMEX24-9620-154	178.5	14.0	387.0	523054	5310195	-368
YM23-9500-107A	182.5	-7.0	357.0	523030	5310408	-496

Note: UTM mine surface elevation 350 m

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Figure 1: Young-Davidson Mine Composite Longitudinal – 9620-Level Exploration Area

West
Historic
YD Mine
Northgate
Shaft
MCM
Shaft
Historic MCM
Mine
East
10100L
Cross-Section – Figure 2
A – A'
-500m
9620 - Level Drilling
9590L
-1000m
9220L
-1500m
Legend
YE 2023 Mineralization Wireframe
Mined Out Areas
200 m
OPEN
OPEN
22000mE
24000mE
ALAMOS GOLD INC.
YOUNG-DAVIDSON

Longitudinal Looking North, 10400 Northing 1000 x 1000m clipping, May 2024

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Figure 2: Young-Davidson Mine Cross Section – 9620 & 9500-Level Exploration Drill Holes & Significant Composites

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